July 27, 2009

Christian Windsor

Special Counsel

Securities and Exchange Commission

Washington, D.C. 20549

Re:	The First Bancorp, Inc.
Form 10-K for December 31, 2008
Form 10-Q for March 31, 2009
Form 8-K filed January 21, 2009
Definitive Proxy Statement filed March 13, 2009
Definitive Proxy Statement filed December 4, 2008
File Number 0-26589

Dear Mr. Windsor:

In response to your letter dated July 13, 2009, we provide the following responses to your review of the above noted filings:

Definitive Proxy Statement filed December 4, 2008 and March 13, 2009

1. We note your response to comment two of our letter dated May 26, 2009. Please represent that the Company will file all required preliminary proxies with the Commission in the future.

Registrant’s Response

We will file all required preliminary proxies with the Commission in the future.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Lending Activities, page 21

2. We note your response to comment six of our letter dated May 26, 2009. Please tell us and provide in future filings the following:

•	A discussion of your lending policies that includes the types of collateral securing your commercial real estate, commercial other, and consumer loans; and
•	The timing and frequency of your appraisal and valuation process for nonperforming loans and whether this process performed by a third-party.

In addition, please provide us an example including a timeline of how and when an appraisal would be ordered for various types of nonperforming loans, the amount of time this normally takes and at what point you would typically recognize any charge-off(s) resu1ting from insufficient collateral.

As a related matter, please revise Management’s Discussion and Analysis in future filings to specifically compare and contrast the level of non-performings and the allowance for loan losses. While your current disclosures on page 20 of your Form 10-K quantify the level of your periodic provisions, there is no corresponding disc1osue quantifying the allowance for loan losses and asset quality components. While we recognize your belief that the current disclosures appropriately address our original comment six as noted above, we believe you should carefully consider the need for future filing revisions to provide more robust transparent disclosures in this area which will allow a reader to more fully understand management’s judgments and determinations in this area. We note Item 303 of Regulation S-K.

Registrant’s Response

Appendix A to this letter contains revised sections for lending, credit quality, allowance for loan losses and non-performing loans of our Management’s Discussion for the December 31, 2008 Form 10-K. Future filings will include the additional material and disclosures which we have incorporated.

Non-performing assets, page 24

3. We note your response to comment eight of our letter dated May 26, 2009. In an effort to provide more transparent and consistent information, please present loan categories or classification types consistently within all tables. Please carefully review your current presentations in the tables noted on pages 21 through 24 of your Form 10-K and revise as necessary in future filings. You may also opt to provide additional textual disclosures or appropriate footnotes as well in order to consistently reconcile these categories if they are not otherwise clear.

Registrant’s Response

We will use consistent categories in our presentation in future filings, as shown in the revised sections contained in Appendix A.

Note 13 - Benefit Plans, page 44

4. We note your response to comment 11 of our letter dated May 26, 2009. Please tell us whether you have applied the guidance in paragraph 17 of SFAS 87 or advise as to the authoritative literature you use to account for the supplemental retirement plan.

Registrant’s Response

The following is from an Interagency Advisory for banks and bank holding companies entitled “Interagency Advisory on Accounting for Deferred Compensation Agreements and Bank-Owned Life Insurance” dated February 11, 2004:

Accounting for Deferred Compensation Agreements Including IRPs

Deferred compensation agreements with select employees under individual contracts generally do not constitute postretirement income plans (i.e., pension plans) or postretirement health and welfare benefit plans. The accounting for individual contracts that, when taken together, do not represent a postretirement plan should follow APB 12. If the individual contracts, taken together, are equivalent to a plan, the plan should be accounted for under Statement of Financial Accounting Standards No. 87, Employers’ Accounting for Pensions, or SFAS 106.

Our supplemental retirement plan is comprised of four individual contracts with differing characteristics and thus does not constitute a postretirement plan. As a result, we have determined that the correct authoritative literature for accounting for these contracts is APB 12 and that the disclosures provided in the footnote to our financial statements follow this guidance.

Definitive Proxy Statement on Schedule 14A

Certain Relationships and Related Transactions, page 11

5. We note your response to comment 13 of our letter dated May 26, 2009. Instruction 4(c) to Item 404 specifically states that you must disclose that the terms of the loans or extensions of credit made by you must be on the same terms for transactions with “persons not related to the lender” not with “others” as you have disclosed. Please revise your future filings as is required by Instruction 4(c) of Item 404 of Regulation S-K.

Registrant’s Response

We will change the language for this disclosure in future filings as indicated above.

Compensation Discussion and Analysis, page 14

6. We note your response to comment 14 of our letter dated May 26, 2009. You have stated what your nine key company-wide performance indicators are, but you have not disclosed the baseline amounts or actual results in any of those nine performance indicators. Please disclose to us the baseline amounts and actual results for 2008 and revise your disclosure in future filings as appropriate.

Registrant’s Response

The following table provides the baseline amounts and actual results for the Company-wide bonus paid in 2008. We will include a similar disclosure in future filings.

Key Performance Indicators	Baseline	Maximum	Actual	Payout
Growth
Loan Volume	880,711	1,000,711	944,857	2.7%
Low-Cost Deposit Volume	236,440	260,440	255,845	0.8%
HPC Account Openings	3,600	4,400	3,800	0.3%
Profit
Net Interest Income less Provision	32,871	40,071	33,692	0.4%
Overdraft & Service Charge Income	2,739	2,889	2,837	0.6%
First Advisors Revenue	1,387	1,587	1,470	0.3%
Other Non-Interest Income	2,510	2,960	2,607	0.2%
Quality
Past Dues/Total Loans	2.40%	1.40%	2.70%	-0.3%
Non-Accrual + OREO	4,100	3,500	4,250	-0.3%
Productivity
Efficiency Ratio	49.78%	46.18%	47.10%	2.4%
Total Payout				7.0%

Director Compensation, page 22

7. We note your response to comment 16 of our letter dated May 26, 2009. On page 22 of your proxy statement you disclose that “certain Board members were also paid fees for consulting services and legal services.” Item 402(k)(2)(vii)(F) of Regulation S-K requires that you include “consulting fees earned from, or paid or payable by the registrant and for its subsidiaries” in the All Other Compensation column of your Director Compensation Table. Please confirm that all such compensation will be reflected in future filings. Refer to Item 402(k)(2)(vii)(F) of Regulation S-K.

Registrant’s Response

The statement “certain Board members were also paid fees for consulting services and legal services,” referred to prior years and should not have been included in our 2009 statement, as no such fees were paid in 2008. If consulting or other fees are paid in future years, we will include these in the All Other Compensation column of our Director Compensation Table.

In connection with our comments, the company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have questions regarding these responses or require additional information, please contact our Chief Financial Officer, F. Stephen Ward at 207.563.3272 or stephen.ward@the1st.com.

With best regards,

/s/ Daniel R. Daigneault	/s/ F. Stephen Ward

Daniel R. Daigneault	F. Stephen Ward
President & Chief Executive Officer	Executive Vice President
& Chief Financial Officer

Appendix A

Lending Activities

The loan portfolio experienced solid growth during 2008, with the most significant increase seen in commercial real estate loans. Total loans were $979.3 million at December 31, 2008, a 6.4% increase from total loans of $920.2 million at December 31, 2007. This continues the loan growth experienced by the Company over the past ten years.

Commercial loans are comprised of two major categories, commercial real estate loans and other commercial loans. Commercial real estate is primarily comprised of loans to small business collateralized by owner-occupied real estate, while other commercial is primarily comprised of loans to small business collateralized by plant and equipment, commercial fishing vessels and gear, and limited inventory-based lending. Commercial real estate loans typically have a maximum loan-to-value of 75% based upon current appraisal information at the time the loan is made. Land development loans typically have a maximum loan-to-value of 65% based upon current appraisal information at the time the loan is made. Commercial construction loans comprise a very small portion of the portfolio, and at 30% of capital are well under the regulatory guidance of 100% of capital. Commercial real estate loans are at 160% of capital, well under the regulatory guidance of 300% of capital. Municipal loans are comprised of loans to municipalities in the State of Maine for capitalized expenditures, construction projects or tax-anticipation notes. All municipal loans are considered general obligations of the municipality and as such are collateralized by the taxing ability of the municipality for repayment of debt.

Residential loans are also comprised of two categories, term loans, which include traditional amortizing home mortgages and home equity loans and lines of credit, and construction loans, which include loans for owner-occupied residential construction. Residential loans typically have a 75% to 80% loan to value based upon current appraisal information at the time the loan is made. Consumer loans are primarily short-term amortizing loans to individuals collateralized by automobiles, pleasure craft and recreations vehicles, with a maximum loan to value of 80%-90% of the purchase price of the collateral. Consumer loans also include a small amount of unsecured short-term time notes to individuals.

The following tables summarize the loan portfolio as of December 31, 2008, 2007, 2006, 2005, and 2004.

Dollars in thousands	As of December 31,
	2008		2007		2006		2005		2004
Commercial
Real estate	$172,492	17.6%	$119,675	13.0%	$ 94,765	11.3%	$ 79,135	10.2%	$ 47,082	9.8%
Other	245,224	25.0%	251,489	27.3%	236,637	28.2%	233,806	30.3%	110,811	23.2%
Municipal	36,279	3.7%	34,785	3.8%	23,724	2.8%	20,270	2.6%	13,724	2.9%
Residential
Term	455,753	46.6%	442,407	48.1%	421,967	50.4%	390,995	50.6%	278,879	58.3%
Construction	1,883	0.2%	5,269	0.6%	5,394	0.6%	8,997	1.2%	1,067	0.2%
Consumer	67,642	6.9%	66,539	7.2%	55,658	6.7%	39,135	5.1%	26,769	5.6%
Total loans	$979,273	100%	$920,164	100%	$838,145	100%	$772,338	100%	$478,332	100%

The following table sets forth certain information regarding the contractual maturities of the Bank’s loan portfolio as of December 31, 2008.

Dollars in thousands	< 1 Year	1 - 5 Years	5 - 10 Years	> 10 Years	Total
Commercial
Real estate	$ 632	$ 6,165	$ 20,945	$144,750	$172,492
Other	46,504	53,517	35,498	109,705	245,224
Municipal	4,928	14,663	5,715	10,973	36,279
Residential
Term	1,081	5,963	38,825	409,884	455,753
Construction	1,705	178	-	-	1,883
Consumer	7,505	15,402	10,094	34,641	67,642

Totals	$62,355	$95,888	$111,077	$709,953	$979,273

The following table provides a listing of loans by category, excluding loans held for sale, between variable and fixed rates as of December 31, 2008.

Dollars in thousands	Amount	% of total
Variable-rate loans
Commercial
Real Estate	$ 134,414	13.7%
Other	235,892	24.1%
Municipal	4,440	0.5%
Residential
Term	352,250	36.0%
Construction	-	0.0%
Consumer	5,155	0.5%
Total variable-rate loans	732,151	74.8%
Fixed-rate loans
Commercial
Real Estate	38,078	3.9%
Other	9,332	1.0%
Municipal	31,839	3.3%
Residential
Term	103,503	10.6%
Construction	1,883	0.2%
Consumer	62,487	6.4%
Total fixed-rate loans	247,122	25.2%
Total loans	$ 979,273	100.0%

Loan Concentrations

As of December 31, 2008, the Bank did not have any concentration of loans in one particular industry that exceeded 10% of its total loan portfolio.

Loans Held for Sale

The volume of residential mortgages sold into the secondary market during 2008 was lower than that sold in 2007 due to lower loan demand. This, along with an accounting adjustment for mortgage servicing rights, resulted in lower levels of non-interest income for mortgage origination and servicing. Loans held for sale are carried at the lower of cost or market value, with a balance of $1.3 million at December 31, 2008 compared with $1.8 million at December 31, 2007.

Credit Risk Management and Allowance for Loan Losses

Credit risk is the risk of loss arising from the inability of a borrower to meet its obligations. We manage credit risk by evaluating the risk profile of the borrower, repayment sources, the nature of the underlying collateral, and other support given current events, conditions, and expectations. We attempt to manage the risk characteristics of our loan portfolio through various control processes, such as credit evaluation of borrowers, establishment of lending limits, and application of lending procedures, including the holding of adequate collateral and the maintenance of compensating balances. However, we seek to rely primarily on the cash flow of our borrowers as the principal source of repayment. Although credit policies and evaluation processes are designed to minimize our risk, Management recognizes that loan losses will occur and the amount of these losses will fluctuate depending on the risk characteristics of our loan portfolio, as well as general and regional economic conditions.

We provide for loan losses through the establishment of an allowance for loan losses which represents an estimated reserve for existing losses in the loan portfolio. We deploy a systematic methodology for determining our allowance that includes a quarterly review process, risk rating, and adjustment to our allowance. We classify our portfolios as either consumer or commercial and monitor credit risk separately as discussed below. We evaluate the adequacy of our allowance continually based on a review of all significant loans, with a particular emphasis on nonaccruing, past due, and other loans that we believe require special attention.

The allowance consists of three elements: (1) specific reserves and valuation allowances for individual credits; (2) general reserves for types or portfolios of loans based on historical loan loss experience, judgmentally adjusted for current conditions and credit risk concentrations; and (3) unallocated reserves. Combined specific reserves and general reserves by loan type are considered allocated reserves. All outstanding loans are considered in evaluating the adequacy of the allowance.

Adequacy of the allowance for loan losses is determined using a consistent, systematic methodology, which analyzes the risk inherent in the loan portfolio. In addition to evaluating the collectibility of specific loans when determining the adequacy of the allowance for loan losses, Management also takes into consideration other factors such as changes in the mix and size of the loan portfolio, historic loss experience, the amount of delinquencies and loans adversely classified, and economic trends. The adequacy of the allowance for loan losses is assessed by an allocation process whereby specific loss allocations are made against certain adversely classified loans, and general loss allocations are made against segments of the loan portfolio which have similar attributes. The Company’s historical loss experience, industry trends, and the impact of the local and regional economy on the Company’s borrowers, were considered by Management in determining the adequacy of the allowance for loan losses.

The allowance for loan losses is increased by provisions charged against current earnings. Loan losses are charged against the allowance when Management believes that the collectibility of the loan principal is unlikely. Recoveries on loans previously charged off are credited to the allowance. While Management uses available information to assess possible losses on loans, future additions to the allowance may be necessary based on increases in non-performing loans, changes in economic conditions, growth in loan portfolios, or for other reasons. Any future additions to the allowance would be recognized in the period in which they were determined to be necessary. In addition, various regulatory agencies periodically review the Company’s allowance for loan losses as an integral part of their examination process. Such agencies may require the Company to record additions to the allowance based on judgments different from those of Management.

Commercial

Our commercial portfolio includes all secured and unsecured loans to borrowers for commercial purposes, including commercial lines of credit and commercial real estate. Our process for evaluating commercial loans includes performing updates on all loans that we have rated for risk. Our non-performing commercial loans are generally reviewed individually, in accordance with SFAS No. 114, Accounting by Creditors for Impairment of a Loan, to determine impairment, accrual status, and the need for specific reserves. Our methodology incorporates a variety of risk considerations, both qualitative and quantitative. Quantitative factors include our historical loss experience by loan type, collateral values, financial condition of borrowers, and other factors. Qualitative factors include judgments concerning general economic conditions that may affect credit quality, credit concentrations, the pace of portfolio growth, and delinquency levels; these qualitative factors are also considered in connection with our unallocated portion of our allowance for loan losses.

The process of establishing the allowance with respect to our commercial loan portfolio begins when a loan officer initially assigns each loan a risk rating, using established credit criteria. Approximately 50% of our outstanding loans and commitments are subject to review and validation annually by an independent consulting firm, as well as periodically by our internal credit review function. Our methodology employs Management’s judgment as to the level of future losses on existing loans based on our internal review of the loan portfolio, including an analysis of the borrowers’ current financial position, and the consideration of current and anticipated economic conditions and their potential effects on specific borrowers and or lines of business. In determining our ability to collect certain loans, we also consider the fair value of any underlying collateral. We also evaluate credit risk concentrations, including trends in large dollar exposures to related borrowers, industry and geographic concentrations, and economic and environmental factors.

Residential and Consumer

Consumer and residential mortgage loans are generally segregated into homogeneous pools with similar risk characteristics. Trends and current conditions in consumer and residential mortgage pools are analyzed and historical loss experience is adjusted accordingly. Quantitative and qualitative adjustment factors for the consumer and residential mortgage portfolios are consistent with those for the commercial portfolios. Certain loans in the consumer and residential portfolios identified as having the potential for further deterioration are analyzed individually to confirm the appropriate risk rating and accrual status, and to determine the need for a specific reserve. Consumer loans that are greater than 120 days past due are generally charged off. Residential loans that are greater than 90 days past due are evaluated for collateral adequacy and if deficient are placed on non-accrual status. In general, the foreclosure process is also begun at this time.

Unallocated

The unallocated portion of the allowance is intended to provide for losses that are not identified when establishing the specific and general portions of the allowance and is based upon Management’s evaluation of various conditions that are not directly measured in the determination of the portfolio and loan specific allowances. Such conditions include general economic and business conditions affecting our lending area, credit quality trends (including trends in delinquencies and nonperforming loans expected to result from existing conditions), loan volumes and concentrations, specific industry conditions within portfolio categories, recent loss experience in particular loan categories, duration of the current business cycle, bank regulatory examination results, findings of external loan review examiners, and Management’s judgment with respect to various other conditions including loan administration and management and the quality of risk identification systems. Management reviews these conditions quarterly. We have risk management practices designed to ensure timely identification of changes in loan risk profiles; however, undetected losses may exist inherently within the loan portfolio. The judgmental aspects involved in applying the risk grading criteria, analyzing the quality of individual loans, and assessing collateral values can also contribute to undetected, but probable, losses.

The allowance for loan losses includes reserve amounts to assigned individual loans on the basis of loan impairment. Certain loans are evaluated individually and are judged to be impaired when Management believes it is probable that the Company will not collect all of the contractual interest and principal payments as scheduled in the loan agreement. Under this method, loans are selected for evaluation based on internal risk ratings or non-accrual status. A specific reserve is allocated to an individual loan when that loan has been deemed impaired and when the amount of a probable loss is estimable on the basis of its collateral value, the present value of anticipated future cash flows, or its net realizable value. At December 31, 2008, impaired loans with specific reserves totaled $7.6 million (all of these loans were on non-accrual status) and the amount of such reserves was $2.0 million. This compares to impaired loans with specific reserves of $1.3 million at December 31, 2007 (all of these loans were on non-accrual status) and the amount of such reserves was $0.6 million.

All of these analyses are reviewed and discussed by the Directors’ Loan Committee, and recommendations from these processes provide Management and the Board of Directors with independent information on loan portfolio condition. Our total allowance at December 31, 2008 is considered by Management to be sufficient to address the credit losses inherent in the current loan portfolio. Although the level of the allowance for loan losses is lower than the average of the Bank’s peers as a percentage of total loans, Management views the level of the allowance for loan losses as adequate as a result of the relatively high percentage of residential real estate loans in the portfolio in comparison to the peer group’s average and overall credit quality in the portfolio. However, our determination of the appropriate allowance level is based upon a number of assumptions we make about future events, which we believe are reasonable, but which may or may not prove valid. Thus, there can be no assurance that our charge-offs in future periods will not exceed our allowance for loan losses or that we will not need to make additional increases in our allowance for loan losses.

The following table summarizes the activities in our allowance for loan losses:

	Years ended December 31,
Dollars in thousands	2008	2007	2006	2005	2004
Balance at beginning of year	$6,800	$6,364	$6,086	$4,714	$4,200
Acquisition of FNB Bankshares	-	-	-	2,066	-
Loans charged off:
Commercial
Real estate	193	390	-	29	176
Other	1,997	477	851	472	84
Municipal	-	-	-	-	-
Residential
Term	159	13	42	270	-
Construction	-	-	-	-	-
Consumer	592	457	420	281	180
Total	2,941	1,337	1,313	1,052	440
Recoveries on loans previously charged off
Commercial
Real Estate	49	3	33	20	11
Other	32	142	60	31	3
Municipal	-	-	-	-	-
Residential
Term	4	4	16	-	-
Construction	-	-	-	-	-
Consumer	156	192	157	107	60
Total	241	341	266	158	74
Net loans charged off	2,700	996	1,047	894	366
Provision for loan losses	4,700	1,432	1,325	200	880
Balance at end of year	$8,800	$6,800	$6,364	$6,086	$4,714
Ratio of net loans charged off to average loans outstanding	0.28%	0.11%	0.13%	0.12%	0.08%
Ratio of allowance for loan losses to total loans outstanding	0.90%	0.74%	0.76%	0.79%	0.99%

The following table summarizes our allocation of allowance by loan type as of December 31:

Dollars in thousands	As of December 31,
	2008		2007		2006		2005		2004
Commercial
Real estate	$3,608	17%	$1,656	13%	$1,376	11%	$1,184	10%	$748	10%
Other	2,595	25%	3,022	27%	3,127	28%	2,799	30%	1,761	23%
Municipal	20	4%	-	4%	-	3%	-	3%	-	3%
Residential
Term	757	47%	781	48%	749	50%	798	51%	856	58%
Construction	-	0%	-	1%	-	1%	-	1%	-	0%
Consumer	1,144	7%	1,098	7%	1,008	7%	1,043	5%	711	6%
Unallocated	676	-	243	-	104	-	262	-	638	-
Total	$8,800	100%	$6,800	100%	$6,364	100%	$6,086	100%	$4,714	100%

The allowance for loan losses totaled $8.8 million and $6.8 million as of December 31, 2008 and December 31, 2007, respectively. The increase in the allowance reflects Management’s ongoing application of its methodologies to establish the allowance, which included increases in the allowance for collateral dependent impaired loans (specific reserves), which increased $1.4 million in 2008 from $0.6 million at December 31, 2007 to $2.0 million at December 31, 2008. The specific loans that make up those categories change from period to period. Impairment on those loans, which would be reflected in the allowance for loan losses, might or might not exist, depending on the specific circumstances of each loan. Increases to reflect negative market trends and other qualitative factors (unallocated reserves) increased $433,000 in 2008 from $243,000 on December 31, 2007 to $676,000 on December 31, 2008.

Based upon Management’s evaluation, provisions are made to maintain the allowance as a best estimate of inherent losses within the portfolio. The provision for loan losses to maintain the allowance was $4.7 million for 2008 as compared to $1.4 million for 2007. Net chargeoffs were $2.7 million in 2008 – with $1.1 million coming from one borrowing relationship – compared to net chargeoffs of $1.0 million in 2007. Our allowance as a percentage of outstanding loans has increased from 0.74% as of December 31, 2007 to 0.90% as of December 31, 2008, reflecting the changes in our loss estimates and the increases resulting from the application of our loss estimate methodology.

Management believes the allowance for loan losses is adequate as of December 31, 2008. In Management’s opinion, the increase in provision for loan losses and the corresponding increase in the allowance for loan losses is directionally consistent with the deterioration in credit quality of our loan portfolio and corresponding increased levels of specific reserves and unallocated reserves, as well as with the performance of the national and local economies, higher levels of unemployment and the outlook for the recession continuing for some time to come.

Nonperforming Loans

Nonperforming loans are comprised of loans which have been determined to be impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. A loan is not considered impaired during a minimal period of delay in payment if we expect to collect all amounts due, including past-due interest. When a loan becomes nonperforming (generally 90 days past due), it is evaluated for collateral dependency based upon the most recent appraisal. If the collateral value is lower than the outstanding loan balance plus accrued interest and estimated selling costs, the loan is placed on non-accrual status, all accrued interest is reversed from interest income, and a specific reserve is established for the difference between the loan balance and the collateral value less selling costs. At the same time, a new independent, third-party appraisal may be ordered, based on the currency of the most recent appraisal and the size of the loan, and upon receipt of the revised appraisal – typically 30 days for residential loans and 60-90 days for commercial loans – the loan may have an additional specific reserve or write down based upon the new appraisal information.

On an ongoing basis, if a non-performing loan is collateral dependent as its source of repayment, we may have an independent appraisal done periodically, based on the currency of the most recent appraisal and the size of the loan, and an additional specific reserve or write down based upon the new appraisal information will be made if needed. Once a loan is placed on nonaccrual, it remains in nonaccrual status until the loan is current as to payment of both principal and interest and the borrower demonstrates the ability to pay and remain current. All payments made on nonaccrual loans are applied to the principal balance of the loan.

Nonperforming loans, expressed as a percentage of total loans, totaled 1.31% at December 31, 2008 compared to 0.56% at December 31, 2007. The following table shows the distribution of nonperforming assets and loans greater than 90 days past due as of December 31:

	As of December 31,
Dollars in thousands	2008	2007	2006	2005	2004
Commercial
Real estate	$ 8,307	$ 1,268	$ 1,109	$ 325	$ 606
Other	2,742	1477	2281	1697	974
Municipal	-	-	-	-	-
Residential
Term	3,938	2,055	540	934	270
Construction	-	-	-	-	-
Consumer	2,442	354	302	464	32
Total	$ 17,429	$ 5,154	$ 4,232	$ 3,420	$ 1,882

Non-accrual loans included in above total	$ 12,449	$ 2,867	$ 3,485	$ 3,095	$ 1,601
Income not recognized from non-accrual loans	489	283	396	202	189

Nonaccrual loans increased $9.6 million during 2008. Nonaccrual commercial loans increased $8.7 million from December 31, 2007 to December 31, 2008, with the number of loans growing by 44 from 43 loans at December 31, 2007 to 87 loans at December 31, 2008. The allowance for impaired commercial loans increased from $456,000 at December 31, 2007 to $1.8 million as of December 31, 2008, which represented the fair value deficiencies for those loans for which the net fair value of the collateral was estimated at less than our carrying amount of the loan. Nonaccrual residential loans decreased $0.4 million in 2008, as a result of larger loans being replaced by smaller loans in this category. Non-accrual consumer loans increased $1.3 million in 2008, also the result of negative market conditions contributing to a higher level of delinquencies.

Other real estate owned and repossessed assets (“OREO”) are comprised of properties or other assets acquired through a foreclosure proceeding, or acceptance of a deed or title in lieu of foreclosure. Real estate acquired through foreclosure is carried at fair value and is not included as part of the allowance for loan loss totals. At December 31, 2008, there were nine properties owned with a net OREO balance of $2.4 million compared to December 31, 2007 when there were two properties owned with a net OREO balance of $0.8 million and December 31, 2006 when there were also two properties owned with a net OREO balance of $1.1 million.

Troubled Debt Restructures

A restructuring of debt constitutes a troubled debt restructuring (“TDR”) if the bank, for economic or legal reasons related to the borrower’s financial difficulties, grants a concession to the borrower that it would not otherwise consider. As of December 31, 2008 and 2007, we had no loans that have been restructured due to the borrower’s inability to maintain a current status on the loan that were classified as TDRs.

Potential Problem Loans

Potential problem loans consist of classified accruing commercial and commercial real estate loans that were between 30 and 89 days past due. Such loans are characterized by weaknesses in the financial condition of borrowers or collateral deficiencies. Based on historical experience, the credit quality of some of these loans may improve due to changes in collateral values or the financial condition of the borrowers, while the credit quality of other loans may deteriorate, resulting in some amount of loss. These loans are not included in the analysis of non-accrual loans above. At December 31, 2008, potential problem loans amounted to approximately $4.0 million, or 0.4% of total loans.

The Bank’s overall loan delinquency ratio increased to 2.99% at December 31, 2008, versus 2.27% at December 31, 2007. The increase in 2008 was related to the weakening national economy resulting in a deterioration in asset quality. Loans 90 days delinquent and accruing increased from $2.3 million at December 31, 2007 to $5.0 million as of December 31, 2008. This total is made up of 57 loans, with the largest loan totaling $745,000. We expect to collect all amounts due on these loans, including interest.

The following table sets forth loan delinquencies as of December 31, 2008 and 2007:

	As of December 31,
Dollars in thousands	2008	2007
Commercial
Real estate	$ 13,322	$ 3,744
Other	1,971	6,916
Municipal	-	-
Residential
Term	12,009	8,675
Construction	-	-
Consumer	2,000	1,589
Total	$ 29,302	$ 20,924

Loans 30-89 days past due to total loans	1.34%	1.76%